FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - SEPTEMBER 15, 2009

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION FOR SEPTEMBER AT $0.12 PER UNIT

CALGARY, ALBERTA (September 15, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.12 per trust unit in respect of September operations will be paid on October 15, 2009 to unitholders of record on September 30, 2009. The ex-distribution date is September 28, 2009.

The U.S. dollar equivalent distribution amount is approximately US$0.1105 per trust unit assuming a U.S. to Canadian dollar exchange rate of 0.9211. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $1.44 represents a cash-on-cash yield of approximately 6.0% based on the closing price of Baytex trust units of $24.08 on the TSX on September 14, 2009.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:
Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Cheryl Arsenault, Investor Relations Representative	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca